Filed by Docent, Inc. Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Docent, Inc.

Click2learn, Inc.

Commission File No.: 000-31537

This filing relates to the proposed transactions pursuant to the terms of that certain Agreement and Plan of Reorganization, dated as of October 20, 2003 and amended as of November 13, 2003 (the “Merger Agreement”), by and among Docent, Inc., Click2learn, Inc., Hockey Merger Corporation (“Newco”), Devil Acquisition Corporation, a wholly owned subsidiary of Newco, and Canuck Acquisition Corporation, a wholly owned subsidiary of Newco.

DOCENT ANNOUNCES PRELIMINARY RESULTS FOR

THE FOURTH QUARTER AND YEAR END 2003

ACHIEVES RECORD ANNUAL REVENUE

FOURTH QUARTER REVENUE UP 20%

MOUNTAIN VIEW, Calif., January 12, 2004—Docent Inc. (Nasdaq: DCNT), a leading provider of integrated software solutions proven to directly drive business performance through learning, today reported preliminary financial results for its fourth quarter and fiscal year ended December 31, 2003.

Docent’s fourth quarter 2003 revenue is expected to be approximately $8.5 million, compared to $7.1 million in the fourth quarter of 2002. This represents an increase of 20%. License revenue will be approximately $3.8 million and service revenue will be approximately $4.7 million. For fiscal 2003, revenue is expected to be approximately $30.3 million compared to $27.8 million in 2002. This marks the most revenue recorded in any year in the company’s history. The company continued its market momentum with bookings in the quarter of approximately $10 million.

Net loss for the fourth quarter on GAAP basis is estimated at approximately $2.5 million or 19 cents per share. Excluding expenses of $1.2 million associated with the proposed merger with Click2learn, the Non-GAAP pro-forma net loss is estimated at approximately $1.3 million or 10 cents per share. This compares to a net loss on a GAAP basis of $3.2 million or 24 cents per share in the fourth quarter of 2002. For the total year the net loss on a GAAP basis will be approximately $10.7 million or 82 cents per share compared to $23.8 million or $1.72 per share in 2002.

Cash and short-term investments totaled approximately $29.5 million and the cash burn was $3.4 million including $1.0 million of expenses associated with the merger.

“I am extremely pleased with our success in the quarter,” commented R. Andrew Eckert, President and CEO. “We have achieved wide acceptance in the marketplace for our suite of products over the past year and it is satisfying to see this reflected in our financial results. Achieving $10 million in quarterly bookings is a significant milestone for the company.”

Eckert added, “Our merger with Click2learn is proceeding on schedule and we continue to anticipate closing the merger during the first quarter of 2004. Our customers and prospects seem to have received the proposed merger very positively. I am excited that the reaction from all corners of our industry has been to reaffirm the leadership that this merger is expected to create. The combination will bring together two of the strongest and most innovative business performance and learning management software companies to create a single company well positioned for long-term global leadership. Our intent is to create a company that can provide customers with a partner that has long-term financial strength and stability, product and solution superiority, and operating leverage to serve them in an even more compelling way. I continue to be excited by the outlook for the new company and its opportunity to be the clear leader in our market.”

In addition to the merger announcement and the close of a record revenue year, Docent saw many additional highlights in Q4, including:

•	Continued success with the largest companies. Docent had wins with new customers such as AT&T Wireless, Kia Motors America, Inc, and Blue Cross Blue Shield of Minnesota.

•	New product innovation and success. As the only provider in the market with our own Analytics product, we saw growing momentum with Docent Analytics as four more customers, including Cingular Wireless, added the solution.

•	Continued strength and leadership in the Japanese market. Japan’s largest career information services provider, Recruit, has chosen Docent to power a more robust learning solution for its ever-growing subscriber base.

•	Continued leadership in the European market. The leading banking group in Germany, BVR, chose Docent to assure compliance with evolving financial regulations and risk management practices. Another notable win was SportsCoach UK. New partnerships with Indra in Spain and Micropole-Univers in France were established to further strengthen our ability to serve our ever-growing customer base.

•	Continued progress in the government arena. CATSA, the Canadian Air Transportation Security Authority, selected Docent for its ability to help meet mission-critical compliance and competency needs for airline passenger security.

•	Strong demonstration of business value and customer satisfaction. Centrica, a Global 2000 provider of energy and services, has expanded usage of the Docent platform to its British Gas subsidiary to increase customer value with flexible CRM training to 13,000 agents. Additionally, Cable & Wireless rolled out the Docent platform across 14 countries in less than 90 days and announced a return on investment in 120 days.

•	Market validation of leadership. Gartner, Inc. again listed Docent in the leader quadrant of its second half 2003 Learning Management System (LMS) Magic Quadrant.

Docent will host a conference call for the investment community on Tuesday, January 13, 2004 at 6:00 a.m. Pacific Time, 9:00 a.m. Eastern Time. Docent’s President and Chief Executive Officer, R. Andrew Eckert, and Senior Vice President and Chief Financial Officer, Neil Laird, will host the call.

A live audio webcast of the conference will be available from Docent’s investor relations Web site at www.docent.com/investors.

In addition to the webcast, a replay of the conference call will be available via telephone beginning Tuesday, January 13 at approximately 9:00 a.m. Pacific Time, and will be available through the close of business on January 20, 2004. U.S. participants can access the replay by dialing toll free: 1-800-207-7077, access code: 4072. International participants can access the replay by dialing: 1-913-383-5767, access code: 4072.

About Docent, Inc.

Docent, Inc. (Nasdaq: DCNT) is a leading provider of integrated software solutions proven to directly drive business performance through learning. Docent solutions for sales performance, product launch, channel effectiveness, customer education, compliance, ERP/CRM implementations, and other business priorities are enabled by the industry’s most comprehensive suite of business performance management applications, industry-specific content, and world-class services. Solutions are tailored to address the unique requirements of vertical markets, including government, life sciences, energy, high tech, telecommunications, financial services, retail and manufacturing.

Docent outperforms the industry in customer satisfaction benchmarks, delivering compelling and measurable ROI to blue chip customers such as Cingular Wireless, Harley-Davidson, Wachovia Corporation, Lucent Technologies, Kelly Services, Eaton Corporation, D&B, Halliburton, Rockwell Collins, and Bechtel Group, Inc. Docent partners with the world’s most prominent systems integrators and business process outsourcing providers, including Accenture, Exult, IBM Human Capital Solutions, Cap Gemini Ernst & Young and Deloitte Consulting. Docent is distinguished as a leader by Gartner in the 2003 e-Learning Suites and LMS Magic Quadrants, and by the META Group in the 2003 METAspectrum report on learning management system vendors. Docent is headquartered in Mountain View, California, with other offices throughout the United States, Europe and Asia-Pacific. For more information, visit www.docent.com.

Docent, Docent Enterprise and the marks relating to Docent products and services referenced herein are either trademarks and/or registered trademarks of Docent, Inc. All other names are trademarks and/or registered trademarks of their respective owners.

Safe Harbor

This document may contain forward-looking statements, including statements about future business operations, financial performance, market conditions and the timing of closing the merger between Docent and Click2learn that include risks and uncertainties. They are not historical facts or guarantees of future performance or events. They are based on current expectations, estimates, beliefs, assumptions and goals and objectives, and are subject to uncertainties that are difficult to predict, including without limitation, compliance of transactions entered into during the quarter with Docent’s revenue recognition policy; any adjustments made to the operating results after the close of the quarter and the results of the review of Docent’s independent auditors. All forward-looking statements included in this release are based upon information known to the parties as of the date of this release, and none of the parties assumes any obligation to update any such forward-looking statements. These statements are not guarantees of future results and involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from the results expressed or implied by these statements. You are cautioned not to place undue reliance on any forward-looking statements. Please refer to the discussion of risk factors and other factors that could cause actual results to differ included in Docent’s most recent filings with the Securities and Exchange Commission, including but not limited to, the 10-K or 10-Q filings.

Additional Information And Where To Find It

In connection with the merger of Docent, Inc. and Click2learn, Inc., Hockey Merger Corporation filed a registration statement on Form S-4 with the Securities and Exchange Commission on November 17, 2003 and subsequently amended on January 6, 2004 containing a preliminary joint proxy statement of Docent and Click2learn and preliminary prospectus of Hockey Merger Corporation. Investors and security holders are urged to read this filing, which is available now, and the definitive joint proxy statement/prospectus when is becomes available, because it contains and will contain important information about the merger. Investors and security holders may obtain free copies of these documents (when they are available) and other documents filed with the Securities and Exchange Commission at the Securities and Exchange Commission’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the Securities and Exchange Commission by Docent by contacting Docent

Investor Relations at (650) 934-9500. Investors and security holders may obtain free copies of the documents filed with the Securities and Exchange Commission by Click2learn by contacting Click2learn Investor Relations at (425) 462-0501.

Docent and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Click2learn in connection with the merger. Information regarding the special interests of these directors and executive officers in the merger is included in the preliminary proxy statement/prospectus of Docent and Click2learn and will be included in the proxy statement/prospectus of Docent and Click2learn described above. Additional information regarding the directors and executive officers of Docent is also included in Docent proxy statement for its 2003 Annual Meeting of Stockholders, which was filed with the Securities and Exchange Commission on or about April 24, 2003. This document is available free of charge at the Securities and Exchange Commission’s web site at www.sec.gov and from Docent by contacting Docent Investor Relations at (650) 934-9500.

CONTACT:

Neil Laird

Senior Vice President and CFO

Docent, Inc.

650-934-9525

E-mail: nlaird@docent.com